UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Material Fact, filed with the Brazilian Securities Commission by Natura &Co Holding S.A. on January 6, 2020, regarding the review of estimated target synergies resulting from the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: January 6, 2020

Item 1

Material Fact, filed with the Brazilian Securities Commission by Natura &Co Holding S.A. on January 6, 2020, regarding the review of estimated target synergies resulting from the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME No. 32.785.497/0001-97

NIRE No. 35.300.531.582

MATERIAL FACT

Review of Estimated Target Synergies

Natura &Co Holding S.A. (“Natura &Co”), under Law No. 6,404/1976 and under Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 358/2002, informs its shareholders and the market in general that it has reviewed the estimated target synergies resulting from the business combination of Natura Cosméticos S.A. and Avon, Inc., which have been adjusted upwards and are now estimated between USD 200 and USD 300 million per year1. The previous range was estimated between USD 150 and USD 250 million per year as disclosed in the Material Fact of Natura Cosméticos S.A. of May 22, 2019.

São Paulo, January 6, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer

1 Assuming a USD 1.00 = R$ 3.87 exchange rate. All information on synergies are targets and shall not be construed by investors as projections.